
January 24, 2011

Li Xia Wang
Chief Executive Officer
New Dragon Asia Corp.
10 Huangcheng Road (N)
Longkou, Shandong Province
People's Republic of China 265701

> **Re:** **New Dragon Asia Corp.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed December 21, 2010**
> **Response Letter Dated December 18, 2010**
> **File No. 1-15046**
>
> **Registration Statement on Form S-3MEF**
> **Filed October 16, 2009**
> **File No. 333-162552**

Dear Ms. Wang:

We have reviewed your response letter and amended filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 in your letter dated November 22, 2010, which states that your proposed plan to cure the overissuance by means of an increase in authorized shares followed by a reverse stock split is "based on the advice of Florida counsel." Please identify such counsel in the proxy statement and disclose that you are relying on their opinion or advice, as applicable. If counsel provided a legal opinion regarding the validity of the proposed remediation plan under Florida law, please provide us with a copy of the opinion on a supplemental basis.

2.   We note your disclosure that the overissued shares are void under Florida law but that execution of your proposed plan will result in the "holders" of such void shares being "entitled to vote . . . and enjoy all other rights of a stockholder." Because your proposals would result in the issuance of newly-authorized Class A common stock to individuals who currently do not hold valid shares, your proposals appear to involve other matters with respect to which information is called for by other items of Schedule 14A. Specifically, it appears that you are also soliciting shareholder approval of the authorization and issuance of 19,509,894 shares of Class A common stock, representing approximately 20% of your currently authorized Class A common stock, to the holders of your Series A and Series B Preferred Stock. See Note A to Schedule 14A. Therefore, please revise to include the disclosure required by Item 11 of Schedule 14A or explain why this is not required.

3.   Please disclose specific information regarding the circumstances surrounding the issuance of Class A common shares in excess of the amount authorized in your articles of incorporation. Such disclosure should include to whom such shares were issued, when such shares were issued, and how they were issued.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Lucas, Attorney-Advisor, at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: <u>Via Facsimile</u>
Mitchell S. Nussbaum, Esq.
(212) 407-4990